IN THE MATTER OF

FILE NO. 70-8491

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CETIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Ventures, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

     In the fourth quarter of 2002, Allegheny Ventures, Inc. performed a review of its unconsolidated investments and an assessment of capital distributions from those investments. As a result of this review, Allegheny Ventures, Inc. wrote-off its investment in Envirotech Investment Fund I L.P. (the “Partnership”). The partnership agreement between Allegheny Ventures, Inc. and the Partnership was in effect on December 31, 2003.

     As of December 31, 2003, Allegheny Ventures, Inc., through Envirotech Investment Fund I L.P. (the “Partnership”), held the investments outlined on Exhibit A attached hereto.  Exhibit A includes investment portfolio information derived from the Partnership's audited financial statements as of December 31, 2003.  The Partnership was organized in the State of Delaware on April 13, 1985 to provide risk capital for, and make investments in, the securities of privately held and publicly listed companies, including businesses in the development stage.  The Partnership extends to April 15, 2005, with an option to extend for up to two additional years in order to facilitate the realization of investments, unless terminated earlier.

     Allegheny Ventures, Inc. did not receive any in-kind distributions from the Partnership during the twelve months ended December 31, 2003.

     The Consolidated Statement of Operations for the twelve months ended December 31, 2003 and the Consolidated Balance Sheet at December 31, 2003 for Allegheny Ventures, Inc. are also included as a part of this filing.

Dated: August 30, 2004	ALLEGHENY VENTURES, INC. BY: /S/ THOMAS R. GARDNER Thomas R. Gardner Vice Presidnet, Controller & Chief Accounting Officer

Exhibit A:   Envirotech Investment Fund I L.P. Investment Portfolio as of December 31, 2003.

(in thousands)			As of December 31, 2003
Company:	Investment Date:	Description:	Cost:	Valuation:
AutomationSolutions	December 20, 1996	Machine automation and control	$1,472	$147
International LLC (Formerly		systems.
Industrial Devices)
Concerto Software, Inc.	November 23, 1998	Develops customer interaction	324	72
(Formerly Davox		management solutions that help
Corporation)		companies more effectively
		manage customer interactions via
		telephone, e-mail and the internet.
Nanogear, Inc.	November 30, 2001	Manufactures miroelectomechanical	248	50
(Formerly C Speed Corp-2)		mirror subsystems for
		optical switching applications.

NSA Geotechnical Services,	July 11, 1997	Underground engineering	1,609	1,609
Inc. (Formerly NSA		software and services.
Engineering, Inc.)
QuestAir Technologies, Inc.	December 20, 1999	Develops products for the	1,516	1,329
(Formerly Quest Air Gases)		industrial oxygen and fuel cell
		markets.
RedPrairie Corporation	October 27, 1998	Warehouse and transportation	2,364	2,364
(Formerly McHugh Software		management software and services.
International, Inc.)
Trexel, Inc.	December 22, 1999	Licenses and manufactures	516	516
		equipment for implementation
		of microcellular foam technology.
Triton Network Systems, Inc.	October 18, 1999	Wireless network systems provider,	697	40
(2)		telecom local loop access.
Valdor Fiber Optics, Inc.	June 23, 1997	Fiber-optic connectors.	1,068	545

			$9,814	$6,672

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Allegheny Ventures,Inc.
Consolidated Statement of Operations
(In thousands)
(Unaudited)

(in thousands)	Year ended December 31, 2003

Operating revenues	$42,624
Operating expenses:
Gas purchases	14
Operations and maintenance	46,746
Depreciation and amortization	2,673
Taxes other than income taxes	501

Total operating expenses	49,934

Operating loss	(7,310)
Other expenses	2,084
Interest expense	3

Loss before income taxes and cumulative effect of accounting changes	(9,397)
Income tax benefit	(1,224)

Loss before cumulative effect of accounting changes	(8,173)
Cumulative effect of accounting changes, net of tax of $5	(7)

Net loss	$(8,180)

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Allegheny Ventures, Inc.
Consolidated Balance Sheet
(In thousands)
(Unaudited)

(in thousands)	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$30,527
Accounts receivable:
Customer	23,819
Other	4,927
Allowance for uncollectible accounts	(7,889)
Materials and supplies	6,812
Deferred income taxes	3,086
Taxes receivable	6,405
Other	178

Total current assets	67,865
Property, plant and equipment:
In service, at original cost	41,387
Accumulated depreciation	(6,415)

34,972
Construction work in progress	1,968

Total property, plant and equipment	36,940
Investments and other assets:
Nonutility investments	7,084
Other	331

Total investments and other assets	7,415
Deferred charges:
Deferred income taxes	19,485
Other	352

Total deferred charges	19,837
Total assets	$132,057

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$2,336
Accounts payable to affiliates, net	11,968
Other	296

Total current liabilities	14,600
Deferred credits and other liabilities	984
Stockholder's equity:
Common stock	1
Other paid-in capital	210,135
Retained deficit	(93,663)

Total stockholder's equity	116,473
Total liabilities and stockholder’s equity	$132,057